HERITAGE INCOME TRUST-HIGH YIELD BOND FUND
SUB-ITEM 77C


          A Special Meeting of Shareholders of the High Yield Bond Fund (the "Fund") was held on October 3, 2008 to approve an Agreement and Plan of Reorganization, providing for (i) the acquisition of all of the assets and the assumption of the stated liabilities of the Fund, in exchange for shares of Legg Mason Partners High Income Fund to be distributed to the shareholders of the Fund, and (ii) the subsequent termination of the Fund. For further information, please see the proxy statement/prospectus filed in definitive form on August 20, 2008 (Accession No. 0001193125-08-181548).

          2,746,495.06 shares were voted in favor of the reorganization, 36,347.78 shares were voted against the reorganization and 111,706.88 shares abstained.